Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2025
Johannesburg, 17 February 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report attributable Group Mineral Resources and Mineral Reserves as at 31 December 2025.
The declared Mineral Resources and Mineral Reserves for the Group's managed operations and projects are the outcome of a detailed annual operational and life of mine (LoM) planning process and are indicative of the considerable underlying mineral assets base which supports sustainable, long-life production. In addition, attributable Mineral Resources and Mineral Reserves are also declared based on our legal interest in non-
managed mineral properties.
This Mineral Resources and Mineral Reserves declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration, which will be available in the
Group Mineral Resources and Mineral Reserves Report. The report will be published on 24 April 2026 at
www.sibanyestillwater.com/news-investors/reports/annual/.
1.Salient features
•4E PGM Mineral Resources of 138.2Moz (-4.5%) and Mineral Reserves of 29.4Moz (+4.7%) at our SA PGM
operations
–The inclusion of the Marikana E4 mechanised UG2 project Mineral Reserves added +2.9Moz to Mineral
Reserves following the completion of a feasibility study
•2E PGM Mineral Resources of 57.5Moz (+2.8%) and Mineral Reserves of 19.4Moz (+2.1%) at our US PGM
operations
•Gold Mineral Resources of 25.2Moz (-31.7%) and Mineral Reserves of 9.4Moz (-6.3%) at our SA gold operations (including DRDGOLD) and development projects (including Burnstone)
–At the Kloof operation, production constraints, including geotechnical considerations which led to the removal of isolated blocks of ground,  have impacted the economic viability of the operation, leading to a writedown of the majority of the Mineral Reserves (-1.4Moz)
•Uranium Oxide (U3O8) Mineral Resources of 33.1Mlb (-44.1%) and Mineral Reserves of 25.2Mlb at our SA gold operations
–The maiden uranium Mineral Reserve is based on the completion of the Cooke TSF feasibility study
–The reduction in Mineral Resources is informed by the conversion to Mineral Reserves
•Lithium Mineral Resources of 263kt lithium carbonate equivalent (LCE) (-38.0%) and Mineral Reserves of
248kt (unchanged)
–The change in Mineral Resource is informed by the disposal of our interest in Ioneer Ltd (-201kt) and an updated Mineral Resource estimate at the Keliber lithium project (+40kt) in Finland following successful exploration
•Zinc Mineral Resources of 568kt (unchanged year-on-year) and Mineral Reserves of 308kt (-44.2%)
–Informed by the ongoing depletion of the tailings Mineral Reserve at the Century operation, which now has ~18 months of reserve life left
•Copper Mineral Resources of 5,006kt (-37.3%) and Mineral Reserves of 478kt
–At the Mt Lyell copper project in Tasmania, Australia, the completion of the feasibility study has resulted in a maiden Mineral Reserve under Sibanye-Stillwater. This also informed a reduction in Mineral
Resources at Mt Lyell
–At the Altar project in Argentina, a reduction in project ownership (40% to 20%) following a further earn-
in by Aldebaran Resources, has resulted in an attributable Mineral Resource reduction  (-2,478kt)

Exhibit 99.1
2.Group overview

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa¹	Operations	Measured	308.1	4.0	39.2	53.6	329.2	4.0	41.9	56.0
		Indicated	476.1	4.3	66.2	84.2	538.8	4.1	70.3	89.4
		Measured + Indicated	784.1	4.2	105.4	137.8	868.1	4.0	112.2	145.5
		Inferred	237.1	4.3	32.7	41.9	236.9	4.3	32.5	41.8
	Exploration	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	244.5	4.1	32.5	45.1	244.5	4.1	32.5	45.1
		Measured + Indicated	246.2	4.1	32.7	45.4	246.2	4.1	32.7	45.4
		Inferred	158.8	3.7	18.8	26.2	158.8	3.7	18.8	26.2
Americas²	Operations	Measured	20.5	13.8	9.1	9.1	16.3	14.1	7.4	7.4
		Indicated	20.6	11.1	7.3	7.3	18.8	12.4	7.5	7.5
		Measured + Indicated	41.0	12.4	16.4	16.4	35.1	13.2	14.8	14.8
		Inferred	96.5	13.2	41.1	41.1	91.2	14.0	41.1	41.1
	Exploration	Measured	19.9	0.7	0.5	3.9	22.0	0.8	0.6	4.1
		Indicated	9.7	0.5	0.2	1.4	10.0	0.6	0.2	1.3
		Measured + Indicated	29.6	0.7	0.6	5.3	31.9	0.7	0.7	5.4
		Inferred	3.6	0.5	0.1	0.5	4.0	0.5	0.1	0.4
Total Measured + Indicated			1,101.1	4.4	155.2	205.0	1,181.4	4.2	160.5	211.1
Grand total			1,597.1	4.8	247.9	314.6	1,672.3	4.7	253.0	320.6

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operations	Measured	145.4	2.1	9.7	10.1	234.3	2.3	17.2	17.8
		Indicated	97.8	2.7	8.3	8.6	276.8	1.4	12.1	13.7
		Measured + Indicated	243.2	2.3	18.0	18.7	511.2	1.8	29.3	31.5
		Inferred	20.9	2.5	1.7	1.7	21.9	2.9	2.0	2.1
	Development	Measured	0.3	5.0	0.1	0.1	0.4	4.6	0.1	0.1
		Indicated	8.8	5.2	1.5	1.5	10.5	4.8	1.6	1.6
		Measured + Indicated	9.1	5.2	1.5	1.5	10.9	4.8	1.7	1.7
		Inferred	28.7	4.4	4.0	4.0	27.8	4.3	3.9	3.9
	Exploration	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Americas	Exploration	Measured	270.6	0.1	0.90	3.07	409.2	0.1	1.4	3.1
		Indicated	519.8	0.1	0.9	3.0	797.8	0.1	1.4	3.0
		Measured + Indicated	790.4	0.1	1.8	6.1	1,207.0	0.1	2.8	6.1
		Inferred	386.6	0.04	0.5	1.8	595.5	0.04	0.8	1.8
Australia	Development	Measured	2.3	0.3	0.02	0.02	3.7	0.2	0.03	0.03
		Indicated	21.1	0.3	0.2	0.2	71.5	0.3	0.6	0.6
		Measured + Indicated	23.4	0.3	0.2	0.2	75.2	0.3	0.6	0.6
		Inferred	11.3	0.3	0.1	0.1	11.3	0.3	0.1	0.1
Total Measured + Indicated			1,110.2	0.8	28.0	33.0	1,848.4	0.7	40.8	46.3
Grand total			1,561.7	0.7	34.8	41.0	2,508.9	0.6	48.1	54.6

			Attributable				100%	Attributable				100%
LITHIUM³			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Europe	Development	Measured	0.5	0.54	1.16	13	16	0.5	0.58	1.26	15	18
		Indicated	4.6	0.52	1.11	127	159	2.9	0.55	1.19	86	108
		Measured + Indicated	5.1	0.52	1.12	140	175	3.4	0.56	1.20	101	126
		Inferred	4.3	0.54	1.16	123	154	4.5	0.51	1.10	122	153
Americas	Exploration	Measured	—	—	—	—	—	4.6	0.18	0.40	45	734
		Indicated	—	—	—	—	—	11.3	0.17	0.36	102	1,645
		Measured + Indicated	—	—	—	—	—	16.0	0.17	0.37	147	2,379
		Inferred	—	—	—	—	—	5.8	0.18	0.38	54	874
Total Measured + Indicated			5.1	0.52	1.12	140	175	19.4	0.24	0.52	248	2,505
Grand total			9.4	0.53	1.14	263	329	29.6	0.27	0.58	424	3,532

			Attributable			100%	Attributable			100%
URANIUM			Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Operations	Measured	3.6	1.09	8.5	8.5	63.8	0.24	33.2	41.0
		Indicated	42.2	0.26	24.5	26.4	47.5	0.25	25.9	28.3
		Measured + Indicated	45.8	0.33	33.0	35.0	111.4	0.24	59.1	69.3
		Inferred	0.04	1.10	0.1	0.1	0.04	1.10	0.1	0.1
Grand total			45.8	0.33	33.1	35.1	111.4	0.24	59.2	69.4

			Attributable			100%	Attributable			100%
COPPER			Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Australia	Development	Measured	2.3	1.04	24	24	3.7	0.93	35	35
		Indicated	21.9	1.10	241	241	75.1	0.96	724	724
		Measured + Indicated	24.2	1.10	265	265	78.8	0.96	759	759
		Inferred	14.2	0.86	123	123	14.2	0.86	123	123
Americas	Exploration	Measured	270.6	0.40	1,092	3,668	409.2	0.41	1,671	3,668
		Indicated	519.8	0.41	2,114	6,822	797.8	0.41	3,255	6,809
		Measured + Indicated	790.4	0.41	3,206	10,491	1,207.0	0.41	4,926	10,478
		Inferred	386.6	0.37	1,412	4,527	595.5	0.37	2,177	4,525
Total Measured + Indicated			814.6	0.43	3,471	10,756	1,285.8	0.44	5,685	11,237
Grand total			1,215.4	0.41	5,006	15,406	1,895.6	0.42	7,985	15,885

			Attributable			100%	Attributable			100%
ZINC⁴			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Australia	Exploration	Measured	1.0	4.80	48	48	1.0	4.80	48	48
		Indicated	8.9	5.66	504	504	8.9	5.66	504	504
		Measured + Indicated	9.9	5.58	552	552	9.9	5.58	552	552
		Inferred	0.6	2.67	16	16	0.6	2.67	16	16
Grand total			10.5	5.41	568	568	10.5	5.41	568	568
Note: Mineral Resources are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
2For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
3For the Lithium Mineral Resources, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88
4Silver and lead content excluded, please refer to detailed operational tables

Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa¹	Operation	Proven	118.9	3.5	13.3	18.3	115.3	3.5	13.0	18.0
		Probable	178.3	2.8	16.2	20.2	147.2	3.2	15.1	18.9
		Proven + Probable	297.2	3.1	29.4	38.6	262.5	3.3	28.1	37.0
Americas²	Operation	Proven	7.9	14.8	3.7	3.7	9.5	13.1	4.0	4.0
		Probable	37.1	13.1	15.6	15.6	35.1	13.3	15.0	15.0
		Proven + Probable	45.0	13.4	19.4	19.4	44.5	13.3	19.0	19.0
Grand total Proven + Probable			342.2	4.4	48.8	57.9	307.1	4.8	47.1	56.0

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operation	Proven	181.1	0.6	3.7	5.4	197.9	0.8	4.9	6.7
		Probable	221.8	0.4	2.9	4.3	119.6	0.7	2.6	3.5
		Proven + Probable	402.9	0.5	6.7	9.7	317.5	0.7	7.5	10.2
	Development	Proven	—	—	—	—	—	—	—	—
		Probable	19.9	4.2	2.7	2.7	20.0	4.0	2.5	2.5
		Proven + Probable	19.9	4.2	2.7	2.7	20.0	4.0	2.5	2.5
Grand total Proven + Probable			422.8	0.7	9.4	12.4	337.4	0.9	10.0	12.7

			Attributable				100%	Attributable				100%
LITHIUM³			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Europe	Development	Proven	3.5	0.51	1.09	93	117	3.5	0.51	1.09	93	117
		Probable	6.9	0.42	0.91	155	195	6.9	0.42	0.91	155	195
Grand total Proven + Probable			10.3	0.45	0.97	248	311	10.3	0.45	0.97	248	311

			Attributable			100%	Attributable			100%
URANIUM			Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Operations	Proven	—	—	—	—	—	—	—	—
		Probable	62.2	0.18	25.2	33.2	—	—	—	—
Grand total Proven + Probable			62.2	0.18	25.2	33.2	—	—	—	—

			Attributable			100%	Attributable			100%
COPPER			Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Australia	Development	Proven	1.4	0.75	10	10	—	—	—	—
		Probable	53.2	0.88	467	467	—	—	—	—
Grand total Proven + Probable			54.6	0.88	478	478	—	—	—	—

			Attributable			100%	Attributable			100%
ZINC⁴			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Australia	Operation	Proven	10.1	3.05	308	308	18.7	2.95	553	553
		Probable	—	—	—	—	—	—	—	—
Grand total Proven + Probable			10.1	3.05	308	308	18.7	2.95	553	553
Note: Mineral Reserves are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
2For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
3For the Lithium Mineral Reserves, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88
4Silver and lead content excluded, please refer to detailed operational tables

3.About our disclosure and related assumptions
The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. This specific disclosure is in compliance with the SEC rules, while the
JSE compliant version can be located at https://www.sibanyestillwater.com/download/reserves-resources-
dec2025-jse.
The exchange rate applied for the South African Mineral Resources and Mineral Reserves calculations as at 31
December 2025 is ZAR18.24:US$ (unchanged year-on-year). Other rates applied are US$1.12:EUR (unchanged year-on-year), ZAR20.43:EUR (up from ZAR19.80:EUR at end 2024) and US$0.68:AUD (down from US$0.71:AUD at end 2024).
Price assumptions as at 31 December 2025 for managed Mineral Resources & Mineral Reserves (excluding SA gold Mineral Reserves)

	31 Dec 2025						31 Dec 2024
	MINERAL RESOURCES			MINERAL RESERVES			MINERAL RESERVES
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold[1]	2,650	48,336	1,554,037	2,421	44,159	1,419,745	1,750	31,920	1,026,251
Platinum	1,350	24,624	791,679	1,250	22,800	733,036	1,250	22,800	733,036
Palladium	1,350	24,624	791,679	1,150	20,976	674,394	1,150	20,976	674,394
Rhodium	5,000	91,200	2,932,146	4,500	82,080	2,638,931	4,500	82,080	2,638,931
Iridium	5,500	100,320	3,225,360	4,015	73,234	2,354,513	5,500	100,320	3,225,360
Ruthenium	450	8,208	263,893	400	7,296	234,572	400	7,296	234,572
Base and other metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	8.50	18,739	341,804	8.00	17,640	321,754	8.00	17,640	321,754
Copper	4.54	10,009	182,654	4.20	9,259	168,892	4.06	8,950	163,248
Cobalt	20.00	44,092	804,245	18.50	40,785	743,927	22.00	48,502	884,670
Zinc	1.30	2,866	52,276	1.20	2,646	48,255	1.15	2,535	46,244
Uranium oxide (U3O8)[2]	100.00	220,462	4,021,232	90.00	198,416	3,619,108	63.00	138,891	2,533,373
Chromium oxide (Cr₂O₃, 40.5% UG2 conc.)[2]	0.11	250	4,560	0.10	230	4,195	0.10	230	4,195
Lithium hydroxide monohydrate	9.98	22,000	401,280	9.07	20,000	364,800	9.07	20,000	364,800
1 Long term (2030 onwards)
2 Long term contract prices
Price assumptions as at 31 December 2025 for Mineral Reserves at managed gold operations

	2026	2027	2028	2029	Long Term
(US$/oz)	2,837	2,655	2,589	2,484	2,421
(R/kg)	1,663,911	1,557,089	1,518,355	1,456,397	1,419,745

4.Group Mineral Resources and Mineral Reserves per geographical region & commodity
4.1. Southern Africa
4.1.1. Platinum group metals
4.1.1.1. SA PGM operations
•Total 4E PGM Mineral Resources of 138.2Moz, a year-on-year decrease of -4.5%
•Total 4E PGM Mineral Reserves of 29.4Moz, a year-on-year increase of +4.7%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Measured	50.4	4.1	6.6	8.2	48.3	4.7	7.3	9.0
		Indicated	390.8	4.2	52.3	64.9	441.4	3.8	54.5	67.6
		Measured + Indicated	441.1	4.2	58.9	73.1	489.6	3.9	61.8	76.6
		Inferred	212.8	4.3	29.3	36.3	211.5	4.3	29.0	35.9
	Rustenburg²	Measured	239.8	4.0	30.6	41.4	170.8	5.1	28.0	37.8
		Indicated	77.1	5.2	12.9	17.5	84.4	5.3	14.3	19.4
		Measured + Indicated	316.9	4.3	43.6	58.9	255.3	5.2	42.3	57.2
		Inferred	10.9	5.6	2.0	2.6	10.9	5.6	2.0	2.6
	Kroondal³	Measured	—	—	—	—	93.1	1.6	4.8	5.5
		Indicated	—	—	—	—	4.8	3.3	0.5	0.6
		Measured + Indicated	—	—	—	—	97.9	1.7	5.3	6.1
		Inferred	—	—	—	—	—	—	—	—
	Mimosa⁴	Measured	17.9	3.4	2.0	3.9	17.1	3.4	1.9	3.8
		Indicated	8.2	3.6	0.9	1.9	8.2	3.6	0.9	1.9
		Measured + Indicated	26.1	3.5	2.9	5.8	25.3	3.5	2.8	5.6
		Inferred	13.4	3.4	1.5	3.0	14.5	3.4	1.6	3.2
Total Measured + Indicated			784.1	4.2	105.4	137.8	868.1	4.0	112.2	145.5
Grand total			1,021.2	4.2	138.2	179.8	1,105.0	4.1	144.7	187.2

PGM Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Proven	30.1	3.7	3.5	4.4	17.7	3.9	2.2	2.7
		Probable	167.9	2.8	15.2	18.9	125.8	3.4	13.9	17.3
		Proven + Probable	198.0	2.9	18.8	23.3	143.5	3.5	16.1	20.0
	Rustenburg²	Proven	77.2	3.4	8.5	11.4	76.6	3.6	8.8	11.9
		Probable	9.5	2.7	0.8	1.1	19.9	1.6	1.0	1.4
		Proven + Probable	86.7	3.3	9.3	12.6	96.5	3.2	9.8	13.2
	Kroondal³	Proven	—	—	—	—	9.1	2.5	0.7	0.8
		Probable	—	—	—	—	—	—	—	—
		Proven + Probable	—	—	—	—	9.1	2.5	0.7	0.8
	Mimosa⁴	Proven	11.6	3.4	1.3	2.5	12.0	3.4	1.3	2.6
		Probable	0.9	3.4	0.1	0.2	1.4	3.3	0.2	0.3
		Proven + Probable	12.5	3.4	1.4	2.7	13.5	3.4	1.5	2.9
Grand total Proven + Probable			297.2	3.1	29.4	38.6	262.5	3.3	28.1	37.0
180.64% Attributable, managed; 274% Attributable managed; 387% Attributable, managed; 450% Attributable, non-managed
The Mineral Resources were largely stable, only
impacted by mining depletion and conversion to
Mineral Reserves at KTD1 TSF and the Marikana E4
project. Noteworthy is that the Kroondal and SRPM
Mineral Resources and Mineral Reserves have been
consolidated under SRPM due to the
amalgamation of the operations.
A detailed reconciliation of the 2024 to 2025 SA
PGM operations Mineral Reserves is shown in the
table below.

SA PGM operations – Mineral Reserves reconciliation

Factors	4E PGM (Moz)
31 Dec 2024	28.1
Depletion	-1.8
Post depletion	26.3
Area inclusions/exclusions (E4, KTD1)	3.5
Geological interpretation	-0.1
Estimation methodology	-0.1
Economic valuation	-0.1
Modifying factors	-0.2
31 Dec 2025	29.4
For the Mineral Reserves, apart from depletion
(-1.8Moz), the following aspects informed the
changes:
•Marikana operation, where the E4 Mechanised
UG2 project, for which a feasibility study has
been completed, has been included in the
Mineral Reserves for the first time (+2.9Moz). This
project is a capital efficient, high margin,
shallow, mechanised room and pillar,
brownfields opportunity
•The inclusion of the Marikana KTD1 TSF (+0.6Moz)
•Minor adjustments due to geological
interpretation, estimation methodology,
economic valuation and a change in modifying
factors (-0.5Moz)
4.1.1.2. SA PGM exploration projects
•Total 4E PGM Mineral Resources of 51.5Moz, unchanged year-on-year

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	Akanani¹	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo²	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	80.0	4.1	10.5	17.6
		Measured + Indicated	81.7	4.1	10.7	17.9	81.7	4.1	10.7	17.9
		Inferred	70.9	4.0	9.2	14.2	70.9	4.0	9.2	14.2
Total Measured + Indicated			246.2	4.1	32.7	45.4	246.2	4.1	32.7	45.4
Grand total			405.0	4.0	51.5	71.6	405.0	4.0	51.5	71.6
180.13% Attributable, managed, 2Attributable for Baobab and Doornvlei (80.64%), and Dwaalkop (40.32%)

4.1.2. Gold
4.1.2.1 SA gold operations
•Total gold Mineral Resources of 19.7Moz, a year-on-year decrease of -37.3%
•Total gold Mineral Reserves of 6.7Moz, a year-on-year decrease of -10.8%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Measured	7.2	7.6	1.7	1.7	22.5	11.4	8.2	8.2
		Indicated	11.1	6.1	2.2	2.2	22.1	6.4	4.5	4.5
		Measured + Indicated	18.3	6.7	3.9	3.9	44.7	8.9	12.8	12.8
		Inferred	2.4	4.8	0.4	0.4	6.2	5.3	1.0	1.0
	Driefontein	Measured	13.1	10.4	4.4	4.4	13.4	11.1	4.8	4.8
		Indicated	7.3	7.7	1.8	1.8	8.0	8.2	2.1	2.1
		Measured + Indicated	20.4	9.4	6.2	6.2	21.4	10.0	6.9	6.9
		Inferred	3.3	6.0	0.6	0.6	3.3	6.2	0.7	0.7
	Beatrix	Measured	14.5	5.6	2.6	2.6	14.7	5.6	2.6	2.6
		Indicated	23.3	5.1	3.8	3.8	22.3	5.0	3.6	3.6
		Measured + Indicated	37.7	5.3	6.4	6.4	37.0	5.3	6.3	6.3
		Inferred	4.2	4.9	0.7	0.7	1.7	4.9	0.3	0.3
	Cooke¹	Measured	88.0	0.2	0.7	0.9	150.6	0.3	1.2	1.6
		Indicated	34.9	0.3	0.3	0.4	40.8	0.3	0.4	0.5
		Measured + Indicated	122.9	0.3	1.0	1.4	191.3	0.3	1.6	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD²	Measured	22.6	0.3	0.2	0.4	33.2	0.3	0.3	0.6
		Indicated	21.3	0.3	0.2	0.4	183.6	0.2	1.4	2.9
		Measured + Indicated	43.9	0.3	0.4	0.8	216.7	0.2	1.7	3.4
		Inferred	11.1	0.1	—	0.1	10.7	0.2	0.1	0.2
Total Measured + Indicated			243.2	2.3	18.0	18.7	511.2	1.8	29.3	31.5
Grand total			264.1	2.3	19.7	20.4	533.0	1.8	31.3	33.6

Gold Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Proven	0.7	4.3	0.1	0.1	6.6	5.8	1.2	1.2
		Probable	—	—	—	—	2.4	5.2	0.4	0.4
		Proven + Probable	0.7	4.3	0.1	0.1	8.9	5.6	1.6	1.6
	Driefontein	Proven	6.6	6.6	1.4	1.4	5.6	6.9	1.2	1.2
		Probable	3.9	7.6	1.0	1.0	5.4	6.8	1.2	1.2
		Proven + Probable	10.5	7.0	2.4	2.4	11.0	6.8	2.4	2.4
	Beatrix	Proven	5.6	3.1	0.6	0.6	4.6	3.9	0.6	0.6
		Probable	2.1	3.3	0.2	0.2	1.4	2.6	0.1	0.1
		Proven + Probable	7.7	3.1	0.8	0.8	6.0	3.6	0.7	0.7
	Cooke¹	Proven	—	—	—	—	—	—	—	—
		Probable	67.6	0.3	0.58	0.8	5.4	0.3	—	0.1
		Proven + Probable	67.6	0.3	0.58	0.8	5.4	0.3	—	0.1
	DRDGOLD²	Proven	168.3	0.3	1.7	3.4	181.1	0.3	1.8	3.6
		Probable	148.1	0.2	1.2	2.4	105.0	0.3	0.9	1.7
		Proven + Probable	316.4	0.3	2.9	5.7	286.1	0.3	2.7	5.4
Grand total Proven + Probable			402.9	0.5	6.7	9.7	317.5	0.7	7.5	10.2
176% Attributable, managed, 250.10% Attributable, non-managed. Based on a gold price of ZAR1,689,997/kg
The change in the Mineral Resources, apart from
mining depletion, were principally driven by:
•Kloof operation, due to the exclusion of Mineral
Resources below 35 level (due to 7 shaft closure)
and the exclusion of the majority of high-grade
VCR Resources due to rock engineering
constraints
•Driefontein operation, due to the exclusion of
inaccessible areas relating to infrastructure
constraints at 8 shaft
•DRDGOLD, with the removal of the
Daggafontein TSF due to being reclassified as a
depositional site; and the Grootvlei TSF due to
regulatory and legal  considerations
A detailed reconciliation of the 2024 to 2025 SA
Gold operations Mineral Reserves is shown in the
below table.

SA gold operations – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2024	7.5
Depletion	-0.6
Post depletion	6.9
Area inclusions/exclusions	0.6
Attributable adjustment	0.3
Geological interpretation	-0.2
Economic parameters	-0.9
31 Dec 2025	6.7
For the Mineral Reserves, apart from depletion
(-0.6Moz), the following aspects informed the
changes:
•Kloof operation, where production constraints,
including geotechnical considerations which led
to the removal of isolated blocks of ground,
have impacted the economic viability of the
operation, leading to a writedown of the
majority of the Mineral Reserves (1.4Moz)
•Driefontein operation, where the depletion
(0.2Moz) was offset by one year life extensions at
4 shaft and 5 shaft (0.3Moz)
•Beatrix operation, where the LoM was extended
by three years through the inclusion of below
infrastructure mining, an extension into the
Vlakpan area and a reduced production rate
•Cooke operation, where the gold content from
the Cooke TSF uranium project is included for
the first time following the successful feasibility
study
•DRDGOLD, where the Daggafontein TSF
(0.7Moz) was excluded, and the Crown
Complex (1.1Moz) was added
4.1.2.2. SA gold - Burnstone development project
•Total gold Mineral Resources of 5.5Moz, a year-on-year decrease of -0.3%
•Total gold Mineral Reserves of 2.7Moz,  a year-on-year increase of +7.2%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Measured	0.3	5.0	0.1	0.1	0.4	4.6	0.1	0.1
		Indicated	8.8	5.2	1.5	1.5	10.5	4.8	1.6	1.6
		Measured + Indicated	9.1	5.2	1.5	1.5	10.9	4.8	1.7	1.7
		Inferred	28.7	4.4	4.0	4.0	27.8	4.3	3.9	3.9
Grand total			37.8	4.6	5.5	5.5	38.7	4.5	5.5	5.5

Gold Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Proven	—	—	—	—	—	—	—	—
		Probable	19.9	4.2	2.7	2.7	20.0	4.0	2.5	2.5
Grand total Proven + Probable			19.9	4.2	2.7	2.7	20.0	4.0	2.5	2.5
A feasibility study into the re-commencement of
construction at the Burnstone project is ongoing,
with a decision expected during 2026. As part of
this work, the Mineral Resource and Mineral Reserve
estimates were revisited, leading to minor
adjustments, largely relating to a change in
geological domaining and mine design and
scheduling.
SA gold development – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2024	2.5
Area inclusions/exclusions	0.2
31 Dec 2025	2.7
4.1.2.3. SA gold - Southern Free State (SOFS) exploration project
•Total gold Mineral Resources of 6.9Moz, unchanged year-on-year

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Grand total			48.1	4.4	6.9	6.9	48.1	4.4	6.9	6.9
The SOFS project in the Free State, adjacent to our Beatrix mining right, remains a fully mining permitted project.

4.1.3. Uranium exploration projects
•Total uranium oxide (U3O8) Mineral Resources of 33.1Mlb, a year-on-year decrease of -44.1%
•A maiden uranium oxide (U3O8) Mineral Reserve of 25.2Mlb

Uranium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
URANIUM	Southern Africa		Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Exploration	Beatrix (Beisa)	Measured	3.6	1.09	8.5	8.5	3.6	1.09	8.5	8.5
		Indicated	7.8	1.07	18.3	18.3	7.8	1.07	18.3	18.3
		Measured + Indicated	11.4	1.07	26.9	26.9	11.4	1.07	26.9	26.9
		Inferred	0.04	1.10	0.1	0.1	0.04	1.10	0.1	0.1
Operations	Cooke¹	Measured	—	—	—	—	60.3	0.19	24.7	32.5
		Indicated	34.4	0.08	6.2	8.1	39.7	0.09	7.6	9.9
		Measured + Indicated	34.4	0.08	6.2	8.1	100.0	0.15	32.2	42.4
		Inferred	—	—	—	—	—	—	—	—
Total Measured + Indicated			45.8	0.33	33.0	35.0	111.4	0.24	59.1	69.3
Grand total			45.8	0.33	33.1	35.1	111.4	0.24	59.2	69.4

Uranium Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
URANIUM	Southern Africa		Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Operations	Cooke¹	Proven	—	—	—	—	—	—	—	—
		Probable	62.2	0.18	25.2	33.2	—	—	—	—
Grand total Proven + Probable			62.2	0.18	25.2	33.2	—	—	—	—
176% Attributable, managed
The feasibility study into the exploitation of the Cooke TSF (gold and uranium) was completed, leading to a maiden uranium Mineral Reserve. This informed the decrease in Mineral Resources. The gold Mineral Resources and Mineral Reserves within the TSF is reported within the SA gold tables.
The Beisa Mineral Resource, previously reported as subject to a pending transaction with Neo Energy Metals, expected to close in 2026, is still included.

4.2. Americas
4.2.1. Platinum group metals (PGM)
4.2.1.1. US PGM  operations
•Total 2E PGM Mineral Resources of 57.5Moz, a year-on-year increase of +2.8%
•Total 2E PGM Mineral Reserves of 19.4Moz, a year-on-year increase of +2.1%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Measured	20.5	13.8	9.1	9.1	16.3	14.1	7.4	7.4
	East Boulder	Indicated	20.6	11.1	7.3	7.3	18.8	12.4	7.5	7.5
		Measured + Indicated	41.0	12.4	16.4	16.4	35.1	13.2	14.8	14.8
		Inferred	96.5	13.2	41.1	41.1	91.2	14.0	41.1	41.1
Grand total			137.6	13.0	57.5	57.5	126.3	13.8	55.9	55.9

PGM Mineral Reserves
			31 Dec 2025				31 Dec 2024
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Proven	7.9	14.8	3.7	3.7	9.5	13.1	4.0	4.0
	East Boulder	Probable	37.1	13.1	15.6	15.6	35.1	13.3	15.0	15.0
Grand total Proven + Probable			45.0	13.4	19.4	19.4	44.5	13.3	19.0	19.0
2E PGM = Pt (22%) + Pd (78%)
The year-on-year change in Mineral Resources,
apart from mining depletion and conversion to
Mineral Reserves, were primarily driven by an
adjustment in estimation methodology and an
update to the  geological loss calculation.
A detailed reconciliation of the 2024 to 2025 US
PGM operations Mineral Reserves is shown in the
below table.
US PGM operations – Mineral Reserves reconciliation

Factors	2E PGM (Moz)
31 Dec 2024	19.0
Depletion	-0.3
Post depletion	18.7
Area inclusions/exclusions	0.4
Geological interpretation	0.0
Estimation methodology	1.3
Economic valuation	-0.2
Modifying factors	-0.8
31 Dec 2025	19.4
For the Mineral Reserves, apart from depletion
(-0.3Moz), the following aspects informed the
changes:
•Area inclusions due to Mineral Resource
expansion, an adjustment in estimation
methodology, revised economic valuation and
a change in modifying factors (0.7Moz)

4.2.1.2. US PGM - Marathon exploration project
•Total 2E PGM Mineral Resources of 0.7Moz, a year-on-year decrease of -12.7%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025					31 Dec 2024
PGM	Americas		Tonnes	PGM	PGM	Copper	Copper	Tonnes	PGM	PGM	Copper	Copper
			(Mt)	(g/t)	(Moz)	(%)	(kt)	(Mt)	(g/t)	(Moz)	(%)	(kt)
Exploration	Marathon¹	Measured	19.9	0.7	0.5	0.20	39	22.0	0.8	0.6	0.20	45
		Indicated	9.7	0.5	0.2	0.21	21	10.0	0.6	0.2	0.22	22
		Measured + Indicated	29.6	0.7	0.6	0.20	60	31.9	0.7	0.7	0.21	67
		Inferred	3.6	0.5	0.1	0.22	8	4.0	0.5	0.1	0.23	9
Grand total			33.3	0.7	0.7	0.21	68	35.9	0.7	0.8	0.21	76
112.14% Attributable, non-managed, excluding gold and silver by-products which are not considered economically material. Reported within an optimised pit shell at a cut-off net smelter royalties (NSR) value of C$13.60/t (Marathon), and C$13/t (Geordie and Sally). Based on
US$ metal prices of US$1,550/oz for palladium, US$1,100/oz for platinum, US$4.50/lb for copper, US$2,300/oz for gold and US$27/oz for silver and US$:C$ of 0.74(Marathon). Based on US$ metal prices of US$1,600/oz for palladium, US$900/oz for platinum, US$3.00/lb for copper,
US$1,500/oz for gold and US$18/oz for silver and US$:C$ of 0.77(Geordie and Sally).The NSR estimates for the project use flotation recoveries of 94.0% for copper, 89.5% for palladium, 84.0% for platinum, 83.1% for gold, 68.0% for silver and smelter payables of 96.5% for copper, 95.0%
for palladium, 93.0% for platinum, 93.5% for gold and 93.5% for silver. The open-pit optimisation used a mining cost of C$2.90/t, combined processing, general and administration, sustaining capital, rehabilitation and closure of C$13.60/t with pit slopes of 50º
The Mineral Resource estimate for the Marathon project in Canada has been updated as part of a revised NI
43-101 compliant feasibility study, leading to a small upward adjustment at the Marathon deposit.
The Group's shareholding in Generation Mining Ltd changed from 13.85% to 12.14% during the year, resulting in the associated decrease in attributable Mineral Resources.
4.2.2. Battery metals
4.2.2.1.Rhyolite Ridge lithium exploration project

Lithium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025					31 Dec 2024
LITHIUM	Americas		Tonnes	Li	LCE	H₃BO₃	H₃BO₃	Tonnes	Li	LCE	H₃BO₃	H₃BO₃
			(Mt)	(%)	(kt)	(%)	(kt)	(Mt)	(%)	(kt)	(%)	(kt)
Exploration	Rhyolite Ridge¹	Measured	—	—	—	—	—	4.6	0.18	45	5.2	243
		Indicated	—	—	—	—	—	11.3	0.17	102	3.3	377
		Measured + Indicated	—	—	—	—	—	16.0	0.17	147	3.9	619
		Inferred	—	—	—	—	—	5.8	0.18	54	3.0	174
Grand total			—	—	—	—	—	21.8	0.17	201	3.6	793
As announced on 26 February 2025, Sibanye-Stillwater chose not to proceed with Ioneer Ltd in the joint venture to develop the Rhyolite Ridge Lithium-Boron project. The Group also divested of its 6.19% equity interest in
Ioneer Ltd, resulting in no attributable Mineral Resources being recognised.
4.2.2.2. Altar copper exploration project
•Total copper Mineral Resources of 4,549kt, a year-on-year decrease of -35.3%

Copper Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025					31 Dec 2024
COPPER	Americas		Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(Mt)	(%)	(kt)	(g/t)	(Moz)
Exploration	Altar¹	Measured	250.7	0.42	1,053	0.1	0.9	387.2	0.42	1,626	0.1	1.3
		Indicated	510.0	0.41	2,093	0.1	0.9	787.8	0.41	3,233	0.1	1.4
		Measured + Indicated	760.7	0.41	3,146	0.1	1.8	1,175.1	0.41	4,859	0.1	2.7
		Inferred	383.0	0.37	1,404	0.04	0.5	591.6	0.37	2,168	—	0.8
Grand total			1,143.7	0.40	4,549	0.1	2.3	1,766.6	0.40	7,027	0.1	3.6
131.47% Attributable, non-managed. Contained within a conceptual pit shell, using cut-off grades based on a net smelter return (NSR) and metal prices of $3.75/lb copper, $1,800/oz gold, $23.00/oz silver
Aldebaran Resources Ltd (Aldebaran), the operator of the project, has acquired an additional 20% interest in the Altar project, after satisfying the requisite earn-in expenditure threshold, bringing its total interest to 80% (up from 60% as at 31 December 2024). Following this, the Group's combined attributable interest of 31.47% (48.61%
in 2024) derives from a 14.34% equity interest in Aldebaran and a direct 20% (40% in 2024) project level interest.
This has led to a reduction in attributable Group Mineral Resources.
Noteworthy is that Aldebaran has completed a Preliminary Economic Assessment (PEA) during the year for an open pit mining operation of what is one of the largest undeveloped copper Mineral Resources worldwide.
4.3. Europe
4.3.1. Battery metals
4.3.1.1. Keliber lithium development project
•LCE Mineral Resources of 263kt, a year-on-year increase of +18.0%
•LCE Mineral Reserves of 248kt, unchanged year-on-year

Lithium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025					31 Dec 2024
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(kt)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)	(kt)
Development	Keliber¹	Measured	0.5	0.54	1.16	13	16	0.5	0.58	1.26	15	18
		Indicated	4.6	0.52	1.11	127	159	2.9	0.55	1.19	86	108
		Measured + Indicated	5.1	0.52	1.12	140	175	3.4	0.56	1.20	101	126
		Inferred	4.3	0.54	1.16	123	154	4.5	0.51	1.10	122	153
Grand total			9.4	0.53	1.14	263	329	7.9	0.53	1.14	223	279

Lithium Mineral Reserves
			31 Dec 2025					31 Dec 2024
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Development	Keliber¹	Proven	3.5	0.51	1.09	93	117	3.5	0.51	1.09	93	117
		Probable	6.9	0.42	0.91	155	195	6.9	0.42	0.91	155	195
Grand total Proven + Probable			10.3	0.45	0.97	248	311	10.3	0.45	0.97	248	311
179.82% Attributable, managed
The increase in Mineral Resource is due to ongoing,
successful exploration activities which led to the
identification of further mineralisation at the
Leviäkangas and Tuoreetsaaret deposits. This
prompted a Mineral Resource estimate update
(+40kt). In parallel, adjustments have also been
made to our  Mineral Resource cut-off grade
(reduced to 0.18% Li2O), to bring it in line with the
latest estimated mining cut-off grades.
The Mineral Reserves at the Syväjärvi and Rapasaari
open pit mines for the first 18 years of the
production are unchanged.

4.4. Australia
4.4.1. Zinc tailings retreatment
4.4.1.1. Century zinc operation (including on-lease in-situ exploration projects)
•Zinc Mineral Resources of 568kt, unchanged year-on-year
•Zinc Mineral Reserves of 308kt, a year-on-year decrease of -44.2%

Zinc Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025
ZINC	Australia		Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(%)	(kt)
Exploration	Century	Measured	1.0	4.80	48	56.0	1.8	5.4	54
		Indicated	8.9	5.66	504	44.4	12.7	2.4	211
		Measured + Indicated	9.9	5.58	552	45.6	14.5	2.7	265
		Inferred	0.6	2.67	16	31.1	0.6	6.2	37
Grand total			10.5	5.41	568	44.7	15.1	2.9	302

			31 Dec 2024
ZINC	Australia		Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(%)	(kt)
Exploration	Century	Measured	1.0	4.80	48	56.0	1.8	5.4	54
		Indicated	8.9	5.66	504	44.4	12.7	2.4	211
		Measured + Indicated	9.9	5.58	552	45.6	14.5	2.7	265
		Inferred	0.6	2.67	16	31.1	0.6	6.2	37
Grand total			10.5	5.41	568	44.7	15.1	2.9	302

Zinc Mineral Reserves
			31 Dec 2025
ZINC	Australia		Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(%)	(kt)
Operations	Century	Proven	10.1	3.05	308	15.7	5.1	0.6	57
		Probable	—	—	—	—	—	—	—
Grand total Proven + Probable			10.1	3.05	308	15.7	5.1	0.6	57

			31 Dec 2024
ZINC	Australia		Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(%)	(kt)
Operations	Century	Proven	18.7	2.95	553	14.3	8.6	0.5	97
		Probable	—	—	—	—	—	—	—
Grand total Proven + Probable			18.7	2.95	553	14.3	8.6	0.5	97
The year-on-year change in Mineral Reserves were driven solely by mining depletion of the finite TSF Mineral
Reserves. The TSF will be depleted by mid-2027, and the Group is studying commercial options (regional phosphate mining partnerships) to extend the life of the significant fixed infrastructure which includes a processing plant, pipeline, port facility and maritime shipping vessel.
4.4.1.1. Mt Lyell copper project
•Copper Mineral Resources of 388kt, a year-on-year decrease of -56.0%
•A maiden copper Mineral Reserve of 478kt

Copper Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2025					31 Dec 2024
COPPER	Australia		Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(Mt)	(%)	(kt)	(g/t)	(Moz)
Development	Mt Lyell	Measured	2.3	1.04	24	0.3	0.02	3.7	0.93	35	0.2	0.03
		Indicated	21.9	1.10	241	0.3	0.2	75.1	0.96	724	0.3	0.6
		Measured + Indicated	24.2	1.10	265	0.3	0.2	78.8	0.96	759	0.3	0.6
		Inferred	14.2	0.86	123	0.3	0.1	14.2	0.86	123	0.3	0.1
Grand total			38.5	1.01	388	0.3	0.3	93.1	0.95	882	0.2	0.7

Copper Mineral Reserves
			31 Dec 2025					31 Dec 2024
COPPER	Australia		Tonnes	Copper	Copper	Grade	Gold	Tonnes	Copper	Copper	Grade	Gold
			(Mt)	(%)	(kt)	(g/t)	(Moz)	(Mt)	(%)	(kt)	(g/t)	(Moz)
Development	Mt Lyell	Proven	1.4	0.75	10	0.2	0.01	—	—	—	—	—
		Probable	53.2	0.88	467	0.2	0.4	—	—	—	—	—
Grand total Proven + Probable			54.6	0.88	478	0.2	0.4	—	—	—	—	—
The Class 2 feasibility study into the reopening of the historic Mt Lyell mine in Tasmania has been concluded, leading to a maiden copper-gold Mineral Reserve. The project envisages a 3Mtpa operation, with an initial 23 year LoM, producing approximately 26ktpa of copper and 16kozpa of gold in concentrate. This also informed the reduction of the Mineral Resources.

5.Corporate governance
This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration, available in the Group
Mineral Resources and Mineral Reserves Report. The report will be published on 24 April 2026 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.
The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, exchange rates, operating costs, mining permits, changes in legislation and operating factors.
Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the
SAMREC Code, the updated Section 12 of the JSE Listings Requirements, and the SEC regulation S-K Sub-part
1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are in certain cases prepared under different codes, such as JORC and NI 43-101. These codes are closely aligned with SAMREC, and form part of CRIRSCO (Committee for Mineral Reserves International Reporting Standards). Therefore, the
estimates are deemed to be consistent with SAMREC and S-K1300.
Production volumes are reported in metric tonnes (t). By-product metals that do not constitute material contribution to potential revenue flows are typically excluded from the estimates, but are included in the economic assessments.
All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2025. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.
There are Competent Persons (CPs), designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves at the respective operations and projects. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group's lead CP, included below.
The Group has the written confirmation of the lead CP that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 14 of the JSE listing requirements,
SAMREC Table 1 and the US SEC SK1300), and that it may be published in the form and context in which it was intended.
For the managed operations, Stephan Stander, full-time employee of Sibanye-Stillwater is the Group Lead CP for Mineral Resources and Mineral Reserves. Stephan is a registered member of the South African Council for
Natural Scientific Professions (SACNASP 400089/96).
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.
Ends.

6.Forward looking statements
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995 with respect to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management for future operations, markets for stock and other matters. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s  new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.
All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”,
"intend", “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, business strategies and other strategic initiatives, business prospects, industry forecasts, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations;
Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral
Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions (including Metallix), as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the
Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of, any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; the ability of Sibanye-Stillwater to meet its decarbonisation targets, including by diversifying its energy mix with renewable energy projects; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s
PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African
Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where
Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-
Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the
Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange
Commission on 25 April 2025 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS Measures
The information contained in this document may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted
EBITDA margin, AISC, AIC, and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this document because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the
Group’s external auditors.
Mineral Resources and Mineral Reserves
Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by the
United States Securities and Exchange Commission at all managed operations, development and exploration properties. Any material changes to the Group's Technical Report Summaries will be filed with its annual report on Form 20-F for the year ended 31 December 2025.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.